

Mail Stop 4561

January 16, 2008

Marian Munz, Chief Executive Officer
Media Sentiment, Inc.
825 Van Ness Ave.
Suite 406-407, 4th Floor
San Francisco, CA 94109

> **Re:    Media Sentiment, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form SB-2**
> **Filed December 19, 2007**
> **File No. 333-144101**

Dear Mr. Munz:

　　We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  We note the revised disclosure in response to comment one that you are only registering the distribution of shares to DBI's shareholders on a non-pro rata basis.  Please provide us with a detailed explanation of whether the shares to be received by the shareholders will be restricted shares.

Summary, page 4

2.  In the forepart of the summary section please disclose that you have substantially suspended operations and have no current significant marketing campaigns for

your product and, if you do not obtain financing, you will be forced to pursue other business opportunities.

3. We continue to note the disclosure on page four that "as a result of the merger" it was determined that the two businesses would be operated separately. It is not clear how the determination to spin you off was a "result of the merger" based on the disclosure on pages 4 and 14 of your Form 8-K filed May 22, 2007. Please revise your disclosure to accurately reflect the timing of intentions and events. Also, please revise to clarify if and when the stock dividend was declared.

4. We refer to the disclosure on page 6 concerning the "distribution date," we note the reference to "your book entry account for shares of DBI common stock distributed to you." Please revise to clarify the reference to DBI common stock.

5. We note the reference to an "offering price" on page six when discussing your "trading market." Please revise to clarify the reference.

Purchasing Shareholders, page 16

6. It is not clear why the disclosure states that your parent is offering "up to" 3,640,650 shares. Please revise to clarify if there is a possibility that shareholders will not receive the shares.

Directors, Executive Officers, Promoters and Control Persons, page 25

7. We note your response to comment six. We also note the added sentence that "[t]he duties that Mr. Munz and Mr. White devote to our company include:". There is no disclosure following the noted sentence. Please revise to clarify. Also, considering Messrs. Munz and White provide activities in separate capacities and is only paid for one, please revise to clarify the duties performed in each capacity.

8. Considering your financial situation, please revise to discuss the compensation you provide Messrs. Conway, Sirbu, and Polyakov in the appropriate section and discuss the terms of your relationship with them.

9. Please revise to provide the full disclosure required by Item 401 of Regulation S-B for the officers and significant employees listed in this section.

Security Ownership of Certain Beneficial Owners and Management, page 27

10. We note the disclosure in the table at the bottom of page 28. Please revise to clarify why the table does not include the shares available upon conversion of the existing notes.

11. Please revise to disclose the natural person that is the beneficial owner and controls the voting and disposition of the shares held by the Estate for Gary Robert Schell.

## Interests of Named Experts and Counsel, page 32

12. On page 32, you disclose that Ronald Serota is your legal counsel. The noted disclosure is not consistent with the opinion that you have filed. Please advise.

## Description of Business, page 33

13. We note your response to comment eight which requested you quantify the number of companies you are currently able to provide media sentiment about. You respond that you are able to provide a number of sentiment measurements. Please revise to clarify if each sentiment represents a company.

14. We note your response to comment 10 but are not able to locate the response in the registration statement. Please revise to discuss the ownership rights of your intellectual property developed by contractors. Also, please revise to clarify if the contractors that conduct your research and development are the same as those listed on page 26.

## Management's Discussion and Analysis, page 40

15. We note the disclosure at the top of page 41 of your intent to become profitable during the next 12 months through "robust financing of the marketing and sales activities." Please revise to discuss your plans associated with "robust financing of the marketing and sales activities."

16. We note your response to comment 12 but are unable to locate the disclosure in your Item 101 of Regulation S-B discussing the rental of your "mailing and emailing distribution lists." Please revise to provide the previously requested disclosure and discuss its discontinuation and how that impacts your operations going forward in this section.

## Results of Operations for the 12 months ended December 31, 2006 and 2005, page 42

17. We note you response to comment 11. We reissue the comment. We note that your revenues and expenses increased for the periods compared. Please revise to quantify those increases and discuss the reasons for them. As the disclosure is currently, it only discusses the elements of the revenues and expenses in 2006.

Results of Operations for the 3 and 9 month period ended September 30, 2007 and 2006, page 42

18. Please revise the disclosure here to quantify the decreases in revenues and expenses.  Also, we note the disclosure here concerning the nine months ended only discusses the "revenues from the sales of our MediaSentiment" product. Please revise to clarify if the disclosed revenues were your only revenues.  If you produced revenues from other activities, they should be discussed.

19. We note that the decreases in your line items were attributable to "significantly reduced operating activity."  Please revise the disclosure that provides a management view of your business to discuss the reasoning behind the reduced operating activity and how it will impact your operations going forward.

Liquidity and Capital Resources, page 43

20. We note the revised disclosure on page 44 that if you are "unable to obtain financing we will be forced to continue other business opportunities."  Please revise to discuss these opportunities.

21. Please revise to provide a time frame for how long you can continue operating without adequate financing.  Please revise to discuss and quantify your need for "adequate financing."

Certain Relationships and Related Transactions, page 45

22. We note your response to comment 20 and the revised disclosure that the lenders of the two notes have the option to demand repayment or conversion after June 1, 2007.  Considering your president is the beneficial owner of both notes, please revise to discuss his intention to seek repayment or conversion and quantify the interest that has accrued to date and the total amount now outstanding.

23. We note your response to comment 22 and the disclosure here that your president "released DBI from its obligations to him and his wife under certain notes which [you] owed to them."  Please revise to quantify the amount of the note that remains outstanding and discuss the principal terms of that obligation.

Financial Statements and Notes

General

24. We note your disclosure on page 26 that "Marian Munz and William White devote non-paid time outside of the independent contracting parameters, with regards to their officer positions." Please tell us the amount of these uncompensated services, how you reported them in the financial statements, and revise the disclosure as appropriate. See SAB Topic 1:B and 5:T.

Media Sentiment, Inc. – Un-Audited – September 30, 2007

Comparative Statements of Operations and Accumulated Deficit, page F-16

25. We have reviewed your revision to loss per share disclosure in response to comment 28. Please address the following comments:

   - There appears to be an error in your calculation of net loss per share, based on the net loss and share amounts presented on the face of your financial statements.   Please clarify or revise accordingly.
   - As previously requested revise to present loss per share amounts rounded to the nearest cent.
   - Revise the information disclosed in Note 4  to be consistent with what has been disclosed on the face of your financial statements for each period presented.

Note 8 – Business Combination, pages F-21 – F-23

26. We have reviewed your response to comment 26 and the additional disclosures within your footnote.   Please revise your disclosures to explain whether the revenue and expenses retained as California News Tech represents operations independent of Media Sentiment, Inc. or operations of the Media Sentiment, Inc. prior to its formation in October 2006.

Exhibit 23.1 Consent of Jewell & Langsdale

27. We noted the accountants' consent refers only to the 2005 financial statements. Please have your accountants revise their consent to refer to all the financial statements covered by their audit report included in the prospectus.

* * * *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the financial statements may be directed to Wilson Lee at (202) 551-3468, or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3852.

Sincerely,


Michael McTiernan
Special Counsel


cc:     Kyleen Kane
        Fax No. 702-944-7100